DISCLOSURE AND INTERNAL CONTROLS REPORT

Management of Sun Life Financial Services of Canada Inc. (the Company), including its Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company ‘s disclosure controls and procedures as of a date within 90 days of the filing date of this annual report (the “Evaluation Date”) and have concluded that these disclosure controls and procedures were operating effectively in the aggregate.

During 2002, the Company’s United States operations were involved in integrating the business operations arising from the acquisition of Keyport Life Insurance Company (Keyport). Keyport’s internal controls did not meet the Company’s standards, particularly with respect to account reconciliations. During the first quarter of 2003, Keyport discovered a deficiency in internal controls relating to a system that produces information used in the Note on U.S. GAAP reconciliation in the Company’s 2002 consolidated financial statements. Corrective action is being undertaken with respect to these matters. There has been a significant improvement in this regard, but the corrective action is not yet complete.

The Company’s Canadian operations are currently involved in integrating the business operations arising from the acquisition of Clarica Life Insurance Company (“Clarica”). This integration is designed to combine operational strengths through selecting the best processes from the organisations that are being integrated. Both had appropriate internal control processes in place at the commencement of the integration. During the integration of Clarica, there have been, and will continue to be, significant changes in internal controls. These changes are being managed through the development, execution and monitoring of comprehensive integration plans. Furthermore, the business environment in which this integration is occurring is also subject to constant change.

Although the Company’s Canadian operations are currently undergoing an integration, we are not aware of any significant changes in the Company’s internal controls or in other factors that could significantly adversely affect the Company’s internal controls subsequent to the Evaluation Date, nor have there been any corrective actions with regard to significant deficiencies or material weaknesses since the Evaluation Date, other than the continuing work on Keyport referred to above.